Exhibit 99.2

SEVENTH AMENDMENT TO MAKEMYTRIP 2010 SHARE INCENTIVE PLAN

THIS SEVENTH AMENDMENT (this “Amendment”) to the MakeMyTrip 2010 Share Incentive Plan, is made and adopted by the Board of Directors (the “Board”) of MakeMyTrip Limited (the “Company”), effective as of May 25, 2021. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan (as defined below).

RECITALS

WHEREAS, the Company maintains MakeMyTrip 2010 Share Incentive Plan (as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment thereto, the “Plan”);

WHEREAS, pursuant to Section 11.3 of the Plan, the Board has the authority to amend or modify the Plan from time to time; and

WHEREAS, the Board believes it is in the best interests of the Company and its stockholders to amend the Plan as set forth herein.

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as follows, effective as of May 25, 2021:

AMENDMENT

1.	The reference to “13,561,654 Shares” in Section 3.1(a)(x) of the Plan is hereby amended to “15,411,654 Shares”.

2.	This Amendment shall be and is hereby incorporated into and forms a part of the Plan.

3.	Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

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I hereby certify that the foregoing Amendment was duly adopted by the Board of Directors of MakeMyTrip Limited on May 18, 2021.

Executed on this 25th day of May, 2021.

By:	/s/ Mohit Kabra
Name:	Mohit Kabra
Title:	Group Chief Financial Officer